EXHIBIT 21.1

SUBSIDIARIES

Incara, Inc. currently has no subsidiaries. In the reorganization, Incara, Inc. will become the parent of subsidiaries that are currently owned by Incara Pharmaceuticals Corporation.

The following diagram shows the subsidiaries (and the percentage of ownership) of Incara Pharmaceuticals Corporation prior to the reorganization:

The following diagram shows the subsidiaries (and the percentage of ownership) of Incara, Inc. immediatley after the reorganization: